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                     March 13, 2023

       Jim Lee
       General Counsel
       Maxar Technologies Inc.
       1300 West 120th Avenue
       Westminster, Colorado 80234

                                                        Re: Maxar Technologies
Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed January 31,
2023
                                                            File No. 001-38228

       Dear Jim Lee:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing